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Washington, D.C. 20549
File No. 049982-0016

Re:          Radius Health, Inc. Registration Statement on Form S-1 (File No. 333-194150)

Dear Mr. Reynolds:

On behalf of Radius Health, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) by letter dated May 2, 2014 with respect to the Company’s Registration Statement on Form S-1 (File No. 333-194150) (as amended, the “Registration Statement”).  The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses.

Dilution, page 39

1.              We note your disclosure of pro forma net tangible book value as of December 31, 2013 was $10.4 million, based on 20,643,969 shares of common stock outstanding after giving effect to items listed (1) through (4). The shares listed sum to 20,893,212. Please reconcile the shares outstanding post-offering.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the shares outstanding as of December 31, 2013, after giving effect to the adjustments listed in (1) through (4) on page 39 is 20,643,969.  The numbers presented in the list are not intended to sum to the number of shares outstanding as of that date, but reflect adjustments to the actual shares of common stock outstanding as of December 31, 2013 (which was 385,664 shares of common stock).  Moreover, the adjustments identified in clauses (1) and (2) are subsumed in the adjustment described in (3).  The Company specifically identified the information in clauses

(1) and (2) so investors would understand why the pro forma conversion of the preferred stock was resulting in a greater number than the actual conversion of the preferred stock as of December 31, 2013.  For a further description, the Company has provided the reconciliation set forth below:

		Shares	Comments
Common stock outstanding at December 31, 2013		385,664
Preferred stock converted to common
Series B-2	1,965,189		The 448,060 shares issued in February and March 2014 convert into common at a rate of 4.386:1.
Series B	3,075,612
Series A-1	4,508,248
Series A-2	4,717,425
Series A-3	682,403
Series A-4	17,532
Series A-5	28,258
Series A-6	2,995,453		Inclusive of 187,847 dividend shares converted to common at a rate of 4.386:1.
Total		17,990,120
Accumulated dividends at December 31, 2013		2,268,185	Accumulated dividends outstanding at December 31, 2013 on Series B, Series A-1, Series A-2 and Series A-3.
Total shares outstanding post-IPO		20,643,969	Excluding shares sold in IPO.

2.              We note your table on page 41. Please tell us how you determined that existing stockholders purchased 20,950,476 shares for a total consideration of $242,642,521. Please reconcile the shares and amounts to those listed on page 39 and ensure consistency throughout the filing.

Response:  The Company respectfully acknowledges the Staff’s comment and acknowledges the difference between the number of shares purchased by existing stockholders in the table on page 41 (the “Existing Stockholder Number”) and the pro forma number of shares outstanding as of December 31, 2013 presented on page 39 (the “Pro Forma Shares Outstanding”).  In calculating the Existing Stockholder Number, the Company inadvertently included 306,507 shares of common stock that are issuable as additional dividends that accrued during the period from December 31, 2013 to March 31, 2014.  The additional accumulated dividend shares were not included in the Pro Forma Shares Outstanding.  The table below reconciles the Existing Stockholder Number to the Pro Forma Shares Outstanding.

		Shares
Common stock outstanding at December 31, 2013		385,664
Preferred stock converted to common
Series B-2	1,965,189
Series B	3,075,612
Series A-1	4,508,248
Series A-2	4,717,425
Series A-3	682,403
Series A-4	17,532
Series A-5	28,258
Series A-6	2,995,453
Total		17,990,120
Accumulated dividends at March 31, 2014 on Series B, Series B-2, Series A-1, Series A-2 and Series A-1		2,574,692
Existing Stockholders Number		20,950,476

Reconciling item to pro forma shares outstanding at December 31, 2013

Additional dividends accrued from December 31, 2013 to March 31, 2014		(306,507)

Pro Forma Shares Outstanding (December 31, 2013)		20,643,969

The percentage of shares purchased by existing stockholders and new investors as disclosed on page 41 of the current Registration Statement are accurate.  Similarly, since no additional consideration is associated with the additional dividend shares, the percent of total consideration paid by existing stockholders and new investors in the offering is also accurately disclosed on page 41 of the current Registration Statement.  As a result, the Company does not believe that correcting the Existing Stockholder Number would have a material impact on the disclosure in the current Registration Statement.

3.              We note that your net tangible book value after the offering includes an adjustment to APIC of $287,678,000 as disclosed in your pro forma balance sheet on page F-3. The sum of the convertible preferred stock outstanding as of December 31, 2013 and the issuance of Series B-2 convertible preferred totals $280,202,000. Please tell us how you determined the adjustment amount.

Response:  The Company respectfully acknowledges the Staff’s comment and has included a reconciliation of APIC below.  The Company respectfully notes that the total determined by the Staff of $280,202,000 excludes the issuance of the stock dividends to Nordic in shares of Series A-6 as described in notes 2 and 19 to the financial statements, as well as the reduction to APIC in an amount equal to the fair value of the warrants issued in conjunction with the Series B-2 offering.

		APIC (in thousands)	Comments
Conversion of preferred stock outstanding at December 31, 2013:
Series B	43,892		Includes dividends accrued through December 31, 2013
Series A-1	78,737		Includes dividends accrued through December 31, 2013
Series A-2	93,977		Includes dividends accrued through December 31, 2013
Series A-3	12,232		Includes dividends accrued through December 31, 2013
Series A-4	271
Series A-5	525
Series A-6	23,168
Total		252,802
Series B-2 offering:
Net proceeds	27,368
Liability recorded for attached warrants issued	(1,216)		Liability based upon fair value of warrants issued in connection with the Series B-2 financing.
Net adjustment to APIC		26,152
Shares of Series A-6 warrants issued as dividend		8,726	Based upon the fair value of the Series A-6 shares at December 31, 2013
Amount recorded as common stock (20,258,305 x $.0001)		(2)	Number of shares excludes 385,664 shares of common stock outstanding at December 31, 2013 which has already been recorded to common stock.
TOTAL APIC ADJUSTMENT		287,678

If you have any questions regarding the foregoing responses or the enclosed Amendment, please do not hesitate to contact Peter Handrinos by telephone at (617) 948-6060 or me by telephone at (714) 755-8181.

Very truly yours,

/s/ B. Shayne Kennedy

B. Shayne Kennedy
of LATHAM & WATKINS LLP

cc:                B. Nicholas Harvey, Radius Health, Inc.

Peter N. Handrinos, Latham & Watkins LLP